UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 22, 2017

EnerJex Resources, Inc.

(Exact name of registrant as specified in its charter)

Nevada	001-36492	88-0422242
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4040 Broadway, Suite 425, San Antonio, Texas	78209
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (210) 592-1670

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

On December 22, 2017, EnerJex Resources, Inc. (the “Company”) and its subsidiaries, EnerJex Kansas, Inc. (f/k/a Midwest Energy, Inc.), a Nevada corporation, Black Raven Energy, Inc., a Nevada corporation, Working Interest, LLC, a Kansas limited liability company, Adena, LLC, a Colorado limited liability company, Kansas Holdings, LLC, a Delaware limited liability company, and Black Sable Energy, LLC, a Texas limited liability company (collectively the “Borrowers”), entered into the First Amendment to the Second Amended and Restated Credit Agreement(the “Amendment) with Pass Creek Resources, LLC (“Pass Creek”) and Cortland Capital Market Services, LLC (“Administration Agent”). The Borrowers, Pass Creek, and Administrative Agent are parties to the Second Amended and Restated Credit Agreement dated May 10, 2017.

The Maturity Date of the Loan has been extended to the earlier of (i) February 15, 2018 or April 30, 2018, if (a) the Borrowers provide notice to the Administrative Agent of their intent to extend the maturity date and (b) no later than the first Business Day following delivery of such notice pay a $100,000 extension fee, or (ii) the merger of AgEagle Merger Sub, Inc., a wholly-owned subsidiary of the Company and AgEagle Aerial Systems, Inc. pursuant to the Agreement and Plan of Merger dated as of October 19, 2017.

At the closing of First Amendment, Borrowers paid Pass Creek a $65,000 extension fee and $7,500 to the Administrative Agent for additional fees. Borrowers are also obligated to pay the Administrative Agent an additional $45,000 upon the filing of a definitive proxy statement by the Company with the Securities and Exchange Commission.

The Borrowers also agreed to borrow Improvement Advances in an amount not to exceed $300,000.

The above is a summary of the Amendment and is qualified in its entirety by the Amendment which is incorporated herein as Exhibit 10.1 and made a part hereof. Defined terms not defined herein shall have the meaning set forth in the Amendment.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. EnerJex filed a registration statement on Form S-4 in connection with the proposed transaction which includes a definitive proxy statement and a proxy card, and will be mailed to the Company’s stockholders seeking any required stockholder approvals in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY MAY FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Stockholders may obtain, free of charge, copies of the definitive proxy statement/prospectus and any other documents filed by EnerJex with the SEC in connection with the proposed transactions at the SEC’s website (http://www.sec.gov), at EnerJex’s website, or by directing written request to: EnerJex Resources, Inc., 4040 Broadway Street, Suite 425, San Antonio, TX 78209, Attention: Louis G. Schott, Interim Chief Executive Officer. The Company and its directors and executive officers and AgEagle and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement referred to above. Additional information regarding the directors and executive officers of the Company is also included in the Company’s Definitive Proxy Statement on Schedule 14A relating to the 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2017. This document is available free of charge at the SEC website (www.sec.gov), at the Company’s website, or by directing a written request to the Company as described above.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

10.1	First Amendment to Second Amended and Restated Credit Agreement dated December 22, 2017.

10.2	Second Amended and Restated Note December 22, 2017.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

December 29, 2017	EnerJex Resources, Inc.

/s/ Louis G. Schott
	Name:	Louis G. Schott
	Title:	Interim Chief Executive Officer

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Exhibit Index

Exhibit No.	Description

10.1	First Amendment to Second Amended and Restated Agreement dated December 22, 2017.

10.2	Second Amended and Restated Note December 22, 2017.

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